Exhibit (m)(3)(ii)

NEUBERGER BERMAN INCOME FUNDS

CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)

Neuberger Berman Core Bond Fund	0.25%

Neuberger Berman Emerging Markets Debt Fund	0.25%

Neuberger Berman Floating Rate Income Fund	0.25%

Neuberger Berman High Income Bond Fund	0.25%

Neuberger Berman Municipal High Income Fund	0.25%

Neuberger Berman Municipal Impact Fund	0.25%

Neuberger Berman Municipal Intermediate Bond Fund	0.25%

Neuberger Berman Strategic Income Fund	0.25%

Date:  June 21, 2024